Execution Copy

Dated: March 18, 2016

EXHIBIT A
TO THE CUSTODY AGREEMENT BETWEEN
WP TRUST
 AND FIFTH THIRD BANK

March 18, 2016

Name of Fund	Date
WP Smaller Companies Income Plus	October 14, 2015
WP International Companies Income Plus	October 14, 2015
WP Income Plus	October 14, 2015
IPS Strategic Capital Absolute Return Fund	February 2, 2016

WP TRUST

By:	/s/ Charles S. Stoll	3/20/2016
Its:	Trustee

FIFTH THIRD BANK

By:	/s/ Ryan Heinrich	3/21/2016
Its:	Vice President